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                                                                  EXHIBIT (A)(6)

                                                                   June 10, 1998

Dear Pollo Tropical Shareholder:

     We are pleased to inform you that on June 3, 1998, Pollo Tropical, Inc. ('Pollo Tropical') entered into an agreement with Carrols Corporation ('Carrols'), which provides for the acquisition of Pollo Tropical by means of a cash tender offer and a subsequent merger.

     As the first step of this acquisition, Carrols is making a cash tender offer for any and all outstanding shares of Pollo Tropical's common stock (the 'Shares') at a price of $11.00 per Share, net to the seller in cash. Subject to certain conditions, Carrols and Pollo Tropical will be merged subsequent to the completion of the tender offer, and the remaining outstanding Shares will be converted into the right to receive $11.00 per Share.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF POLLO TROPICAL'S SHAREHOLDERS AND RECOMMENDS THAT EVERY SHAREHOLDER OF THE COMPANY ACCEPT THE TENDER OFFER AND TENDER HIS OR HER SHARES.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Recommendation/Solicitation Statement on Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Those factors considered (including the fairness opinion of NationsBanc Montgomery Securities LLC, the Company's financial advisor, a copy of which is attached as Annex B to the attached Recommendation/Solicitation Statement) should be carefully reviewed and understood in their entirety. The terms and conditions of the merger agreement should also be carefully reviewed and understood in their entirety.

     In addition to the attached Schedule 14D-9, also enclosed with this letter is the Purchaser's Offer to Purchase, dated June 10, 1998, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. The Offer to Purchase and the Letter of Transmittal set forth in detail the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read the enclosed material carefully.

     If you desire assistance in completing the Letter of Transmittal or tendering your Shares, please call D.F. King & Co., Inc., the Information Agent, collect at (212) 269-5550 (banks and brokers only) or toll-free at (800) 758-7358 (all others).

                                          Very truly yours,
                                          Larry J. Harris
                                          Chairman and Chief Executive Officer